REVISED 1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 6, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: **VOX ROYALTY CORP.**
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming **Annual and Special** Meeting of Security Holders for the subject issuer:

1	ISIN:	CA92919F1036
	CUSIP:	92919F103
2	Date Fixed for the Meeting:	June 8, 2023
3	Record Date for Notice:	April 19, 2023
4	Record Date for Voting:	April 19, 2023
5	Beneficial Ownership Determination Date:	April 19, 2023
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	**Annual and Special**
9	Notice-and-Access:	
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" *Amy Kam* "
Relationship Manager
amy.kam@tmx.com

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